Exhibit 99.2

Quarterly Report

For the quarter ended

September 30, 2006

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	September 30, 2006	December 31, 2005
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$8,950	$11,916
Cash pledged as collateral	53	53
Short-term investments	—	1,175
Accounts receivable	16	15
Investment tax credits recoverable	74	129
Prepaid expense	31	59
Other current assets	23	52

Total current assets	9,147	13,399

Capital assets	310	374
Leasehold inducements	460	518
Acquired intellectual property rights	12,522	14,154

Total assets	$22,439	$28,445

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$1,121	$1,385
Accrued liabilities	2,286	1,279

Total current liabilities	3,407	2,664

Deferred lease inducement	602	537
Future income taxes	4,577	5,174
Other long-term liabilities	40	13

Total liabilities	8,626	8,388

Commitments and contingencies

Shareholders’ equity

Common stock, no par value; unlimited shares authorized; 50,382 and 42,629 shares issued and outstanding, respectively	46,486	41,268
Contributed surplus	26,590	25,338
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(65,113)	(52,399)

Total shareholders’ equity	13,813	20,057

Total liabilities and shareholders’ equity	$22,439	$28,445

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	4,096	3,147	9,924	8,525
General and administration	673	973	2,131	2,591
Amortization of acquired intellectual property rights	544	681	1,632	2,042

Loss from operations	(5,313)	(4,801)	(13,687)	(13,158)

Interest expense	(1)	(3)	(3)	(10)
Interest income	122	151	379	276

	121	148	376	266

Loss before income taxes	(5,192)	(4,653)	(13,311)	(12,892)

Recovery of future income taxes	199	249	597	747

Net loss	$(4,993)	$(4,404)	$(12,714)	$(12,145)

Accumulated deficit - Beginning of period	(60,120)	(40,895)	(52,399)	(33,154)

Accumulated deficit - End of period	$(65,113)	$(45,299)	$(65,113)	$(45,299)

Net loss per share of common stock, basic and diluted	$(0.10)	$(0.11)	$(0.27)	$(0.32)

Weighted-average number of shares of common stock outstanding, basic and diluted	50,382	41,308	46,747	38,146

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Cash flows from (used in):
Operating activities:
Net loss	$(4,993)	$(4,404)	$(12,714)	$(12,145)
Adjustments for non-cash items:
Amortization of capital assets	32	64	69	228
Amortization of acquired intellectual property rights	544	681	1,632	2,042
Recovery of future income taxes	(199)	(249)	(597)	(747)
Amortization of leasehold inducements	40	24	123	24
Stock-based compensation to consultants	—	149	—	214
Stock-based employee compensation	147	253	431	1,127
Changes in operating assets and liabilities	1,116	(575)	866	467

Net cash used in operating activities	(3,313)	(4,057)	(10,190)	(8,790)

Investing activities:
Purchase of capital assets	—	(17)	(5)	(50)
Redemption (purchase) of short-term investments	—	(3,435)	1,175	(3,435)

Net cash provided (used) in investing activities	—	(3,452)	1,170	(3,485)

Financing activities:
Issuance of common stock and warrants	—	8,134	6,096	8,134
Proceeds from exercise of stock options	—	—	—	25
Stock issuance costs	(2)	2	(57)	(141)
Security deposits	—	—	28	—
Other liability repayments	—	(7)	(13)	(43)

Net cash provided (used) in financing activities	(2)	8,129	6,054	7,975

Net change in cash and cash equivalents	(3,315)	620	(2,966)	(4,300)

Cash and cash equivalents - Beginning of period	12,265	12,553	11,916	17,473

Cash and cash equivalents - End of period	$8,950	$13,173	$8,950	$13,173

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

1. Going Concern

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that Adherex Technologies Inc. will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at September 30, 2006 there was significant doubt that the Company will be able to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the raising of additional financial resources.

The Company’s management is considering all financing alternatives and is seeking to raise additional funds for operations from current stockholders, other potential investors or other sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate, and such adjustments could be material.

2. Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly-owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a wholly-owned Canadian subsidiary, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

3. Significant Accounting Policies

Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of Adherex Technologies Inc. and its wholly-owned subsidiaries. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the year ended December 31, 2005.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

4. Acquired Intellectual Property

On November 20, 2002, Adherex acquired certain intellectual property rights directed to therapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property rights reside in Oxiquant, a holding company with no active business. The acquired intellectual property rights are being amortized over their estimated useful lives of 10 years. The amortization of the acquired intellectual property rights totaled $1,632 and $2,042 for the nine-month periods ended September 30, 2006 and 2005, respectively.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

5. Shareholders’ Equity

Stock-based Compensation

Stock-based compensation expense relating to employees totaled $430 for the nine-months ended September 30, 2006 and $1,127 for the nine-months ended September 30, 2005. The Company has not granted any stock options during the nine-month period ended September 30, 2006. During the same period in 2005, the Company issued 1,161 stock options. To estimate the value of the stock options granted during the nine-months ended September 30, 2005, the Black-Scholes option pricing model was used with the following calculation assumptions: expected dividend 0%; risk free interest rate of 3.78%; volatility of 73%; and expected life of seven years.

There was no stock-based compensation expense relating to external consultants for the nine-month period ended September 30, 2006 and $214 for the nine-month period ended September 30, 2005.

6. Subsequent Event

GlaxoSmithKline Relationship

On October 11, 2006 Adherex announced that the GlaxoSmithKline (“GSK”) one-time option to license ADH-1 has expired as unexercised. As a result, Adherex has regained all rights relating to ADH-1 while continuing clinical development of the compound. There will be no future milestone payments to the Company relating to ADH-1 under the development and license agreement with GSK. The expiration of the ADH-1 option does not impact the terms of the GSK development and license agreement for eniluracil.